Exhibit 99.2

[MMI Investments, L.P. Letterhead]

March 15, 2010

Robert N. Cowen
200 East 71st Street, Apt. 16J
New York, New York 10021

Re:           DHT Holdings, Inc.

Dear Mr. Cowen:

In connection with the proxy solicitation that MMI Investments, L.P. (the “Indemnifying Party”) is considering undertaking to nominate and elect a director at DHT Holdings, Inc.’s 2010 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”), the Indemnifying Party hereby agrees to indemnify and hold you harmless against any and all claims of any nature arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims that are judicially determined to have arisen from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, or written provision to the Indemnifying Party of materially false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Indemnifying Party).  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses as they are incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

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In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Indemnifying Party reasonably prompt written notice of such claim or Loss (provided that failure to promptly notify the Indemnifying Party shall not relieve them from any liability which they may have on account of this letter agreement, except to the extent the Indemnifying Party shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Indemnifying Party will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Indemnifying Party may not enter into any settlement of Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim.  Notwithstanding anything to the contrary set forth in this letter agreement, the Indemnifying Party shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without the Indemnifying Party’s prior written approval (it being hereby acknowledged and agreed by the Indemnifying Party that Dickstein Shapiro LLP is satisfactory counsel).  In addition, you agree not to enter into any settlement of Loss or claim without the written consent of the Indemnifying Party, which consent will not be unreasonably withheld.   Notwithstanding the foregoing, you shall have the right to employ separate counsel at our expense and to control your own defense of such action or proceeding if, in the reasonable written opinion of counsel to you, (i) there are or may be substantive legal defenses available to you that are different from or additional to those available to the Indemnifying Party, or (ii) a conflict of interest may arise between the positions of you and the Indemnifying Party in conducting the defense of any such action that would make such separate representation advisable; provided, however, that in no event shall the Indemnifying Party be required to pay fees and expenses under this indemnity for more than one firm of attorneys (in addition to local counsel) in any jurisdiction in any one legal action or group of related legal actions.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,
MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

ACCEPTED AND AGREED:

/s/ ROBERT N.COWEN_
ROBERT N. COWEN

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